U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                        N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number
1.	Press Release – dated August 5, 2004	4
2.	Report to Shareholders – Quarter ended June 30, 2004	14
3.	CEO Certification required under Canadian securities legislation	35
4.	CFO Certification required under Canadian securities legislation	36

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: August 6, 2004	By: /s/ W. Shaun Jackson
W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

        KINGSWAY REPORTS RECORD NET INCOME AND EARNINGS PER SHARE FOR QUARTER AND SIX MONTHS

Toronto, Ontario (August 5, 2004) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced financial results for the quarter ended June 30, 2004 and year to date.

Q2 2004 Summary

•    Diluted earnings per share increased 7% to a quarterly record 59 cents

•    Net income increased 22% to $33.3 million compared to Q2 2003

•    Combined ratio improved to 97.7% compared to 99.2% for Q2 2003

•    Underwriting profit of $13.2 million compared to $4.7 million in Q2 2003

•    Annualized return on equity 17.2%

•    Book value per share $14.21 an increase of 13% from year end

•    Investment portfolio increased to $3.1 billion or $54.68 per share

Net income increased by 22% to $33.3 million, compared to $27.3 million reported in the second quarter of last year. Net income for the six month period was a record $64.1 million, an increase of 24% over the $51.7 million reported last year. Income before income taxes for the quarter increased by 44% (29% year to date) to $40.4 million ($72.9 million year to date) compared to the same period last year. The income tax provision for the quarter was $7.2 million ($8.8 million year to date) or 17.7% (12.1% year to date) of income before income taxes compared with $0.8 million ($4.7 million year to date) or 2.8% (8.3% year to date) for the same period last year. Return on equity on an annualized basis was 17.2% for the quarter and 17.0% for the six months.

Diluted earnings per share increased 7% to 59 cents for the quarter on 14% more shares outstanding, compared to 55 cents for the second quarter of 2003 last year. For the six month period, diluted earnings per share increased by 10% to $1.14 on 14% more shares outstanding than last year.

“I am again pleased to report record net income and earnings per share for the quarter and six month periods”, said Bill Star, President & Chief Executive Officer. “The results of our Canadian operations are particularly pleasing with each Canadian subsidiary producing an underwriting profit in the quarter. The decisive actions that we have taken in Canada are leading to premium growth and improved underwriting results. The current maturity profile of our fixed income portfolio should also allow us to grow our investment income should interest rates rise. We are well positioned to benefit from the favourable insurance conditions in many of our markets and a rising interest rate climate.”

Premium Growth

During the second quarter of 2004, gross premiums written increased 11% to $702.0 million compared with $629.9 million last year. For the year to date gross premiums written increased by 6% to $1.4 billion compared to $1.3 billion last year.

more...

For the quarter, gross premiums written from U.S. operations increased 5% to $476.4 million (U.S.$350.6 million) compared with $453.9 million (U.S.$324.4 million) last year and Canadian operations grew 28% to $225.6 million. For the six months, gross premiums written by the U.S. operations were $1.02 billion ($1.03 billion last year). In source currency gross premiums written by U.S. operations increased 8% to U.S.$764.3 million compared to the first half of last year. For the Canadian operations gross premiums written for the first half of 2004 increased by 29% to $390.2 million over $303.1 million last year. Net premiums written were $1.2 billion compared with $1.3 billion for the first six months of last year. Net premiums earned were $1.2 billion for the first six months of this year and $1.2 billion last year.

During the quarter the Company entered into two quota-share reinsurance arrangements in Canada and the United States. Under these treaties the Company ceded $71.6 million of the unearned premiums at the beginning of the quarter and $66.1 million of net premiums written in the quarter to reinsurers rated A+ or better by A.M. Best. As a result, the rolling four quarter net premiums written to surplus ratio declined from 2.8x at March 31, 2004 to 2.5x at June 30, 2004. Under both treaties the Company has the option to vary the amount of premiums ceded in any quarter, which provides flexibility in managing premium leverage. As a result of entering into these treaties, net premiums earned were reduced by $61.4 million, underwriting profit by $2.4 million, net income by $1.6 million and earnings per share by 3 cents for the quarter and year to date.

Underwriting Profit & Combined Ratio

The combined ratio of 97.7% for the second quarter produced an underwriting profit of $13.2 million, compared with 99.2% and $4.7 million of underwriting profit reported in the second quarter of 2003. The combined ratio improved to 98.0% compared with 98.1% in the first six months of 2003, which produced a record six month underwriting profit of $23.6 million compared with $22.5 million in the first half of last year. The U.S. operations combined ratio was 98.5% compared to 96.1% in the first half of last year and for the Canadian operations it improved to 96.5% compared to 105.4% for the same period last year.

Investment Income

Investment income increased 26% to $24.1 million ($46.4 million year to date) compared with $19.2 million ($34.9 million year to date) for the second quarter of 2003. Net realized gains amounted to $9.4 million ($7.9 million after tax) compared with $9.5 million ($8.6 million after tax) for the second quarter last year, and for the year to date were $16.1 million ($13.2 million after tax) compared to $8.8 million ($9.1 million after tax) last year. Net unrealized gains of $23.8 million include net unrealized gains on the common shares portfolio of $43.5 million (77 cents per share outstanding) at June 30, 2004.

Balance Sheet

Total assets as at June 30, 2004 grew to $4.2 billion. The investment portfolio, including cash and accrued investment income, increased to $3,071.4 million (market value $3,095.2 million), compared to $2,674.1 million (market value $2,726.7 million) as at December 31, 2003. Investment portfolio per share increased 14% to $54.68 compared to $47.90 as at December 31, 2003. During the quarter, the incurred but not reported claims (IBNR) provision was increased by $25 million ($76 million year to date) to $822.5 million or 42% of total unpaid claims provisions.

more...

Book value per share increased by $1.58 or 13% since the beginning of the year to $14.21 at June 30, 2004, which is inclusive of the unrealized currency translation adjustment which increased book value per share 45 cents for the year to date.

Currency

A significant portion of the Company’s operations and net assets are denominated in U.S. dollars whereas the Company reports in Canadian dollars. During the first six months of 2003, the Canadian dollar appreciated significantly against the U.S. dollar thereby affecting the comparability of results for this year to last year. Had the results of the U.S. operations been translated at the same exchange rates as the first half of last year, net income and earnings per share would have been further increased by $3.4 million ($0.2 million in the quarter) and 6 cents, respectively.

The supplementary information contained in this press release contains selected financial information expressed in U.S. dollars. For the six month period to June 30, 2004 net income and earnings per share increased by 38% and 21% to U.S.$49.0 million and U.S.$0.87, respectively. Book value per share grew by 18% from a year ago to U.S.$10.60.

Effective January 1, 2005, the Company will change its reporting currency from Canadian dollars to U.S. dollars and this change will be accounted for on a prospective basis.

Further Information

The discussion and analysis of our results of operation and information in this press release is an update of the information set forth in our 2003 Annual Report. Further information about our financial results and condition can be found in our Annual Report and other filings.

Conference Call

The Company will have a conference call starting today at 5:00pm (Eastern time) on August 5, 2004. If interested in participating, please dial 1-800-814-4860 about five minutes before the start of the call. A live broadcast of the conference call can be accessed at www.newswire.ca/en/webcast/viewEvent.cgi?eventID=863720. You may also link to the broadcast through our website at
www.kingsway-financial.com. A rebroadcast of the conference call will also be available and can be accessed through our website.

Forward Looking Statements

This press release includes “forward looking statements” that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2003 Annual Report under the heading Risks and Uncertainties in the Management’s Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

more...

About the Company

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. Kingsway General and York Fire are rated “B++” (very good). The Company’s senior debt is rated investment grade “BBB-” by Standard and Poor’s and “BBB” by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the six months ended June 30, 2004 and 2003
(In thousands of Canadian dollars, except for per share amounts)

	Quarter to June 30:		6 months to June 30:
	2004	2003	2004	2003
	(unaudited)

Gross premiums written	$701,980	$629,928	$1,412,425	$1,332,488

Net premiums written	$556,017	$607,192	$1,240,098	$1,273,855

Revenue:
Net premiums earned	$585,864	$621,280	$1,170,694	$1,172,535
Investment income	24,064	19,169	46,393	34,935
Net realized gains	9,357	9,477	16,127	8,789

	619,285	649,926	1,233,214	1,216,259
Expenses:
Claims incurred	408,601	441,451	830,807	830,115
Commissions and premium taxes	115,796	141,144	226,351	255,453
General and administrative expenses	48,258	33,993	89,920	64,425
Interest expense	6,001	5,048	12,931	9,510
Amortization of intangibles	180	214	355	444

	578,836	621,850	1,160,364	1,159,947

Income before income taxes	40,449	28,076	72,850	56,312
Income taxes	7,162	812	8,795	4,654

Net income	$ 33,287	$ 27,264	$ 64,055	$ 51,658

Earnings per share:
Basic:	$0.59	$0.56	$1.14	$1.06
Diluted:	$0.59	$0.55	$1.14	$1.04
Weighted average shares outstanding:
Basic:	56,160	48,931	56,063	48,880
Diluted:	56,488	49,531	56,417	49,507
Claims ratio	69.7%	71.0%	71.0%	70.8%
Expense ratio	28.0%	28.2%	27.0%	27.3%
Combined ratio	97.7%	99.2%	98.0%	98.1%

Underwriting profit	$ 13,209	$ 4,692	$ 23,616	$ 22,542
Return on equity (annualized)	17.2%	18.2%	17.0%	17.2%
Book value per share			$14.21	$12.09

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	June 30 2004 (unaudited)	Dec. 31 2003 (audited)

ASSETS
Cash	$ 82,663	$ 140,883
Investments	2,960,140	2,512,052
Accrued investment income	28,593	21,189
Accounts receivable and other assets	497,967	387,052
Due from reinsurers and other insurers	217,506	176,295
Deferred policy acquisition costs	200,919	167,960
Income taxes recoverable	13,195	--
Future income taxes	64,693	72,184
Capital assets	75,442	66,981
Goodwill and intangible assets	89,435	85,840

	$4,230,553	$3,630,436

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Bank indebtedness	$ 48,691	$ 153,895
Accounts payable and accrued liabilities	125,861	128,797
Income taxes payable	--	2,589
Unearned premiums	935,879	776,481
Unpaid claims	1,954,952	1,669,734
Senior unsecured indebtedness	245,550	78,000
Subordinated indebtedness	121,306	115,981

	3,432,239	2,925,477

SHAREHOLDERS’ EQUITY

Share capital	471,546	468,668
Issued and outstanding number of common shares
56,169,663 - June 30, 2004
55,829,794 - December 31, 2003
Contributed surplus	1,446	678
Currency translation adjustment	(68,659)	(94,313)
Retained earnings	393,981	329,926

	798,314	704,959

	$4,230,553	$3,630,436

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
As at June 30, 2004 and December 31, 2003
(In thousands of Canadian dollars)

1.    Investments:

	June 30, 2004

	Carrying amount	Fair value

Term deposits	$ 335,444	$ 335,034
Bonds:
Government	909,923	904,013
Corporate	1,320,246	1,306,892
Preferred shares	1,000	938
Common shares	299,490	343,103
Financed premiums	94,037	94,037

	$2,960,140	$2,983,927

	December 31, 2003

	Carrying amount	Fair value

Term deposits	$ 285,715	$ 285,500
Bonds:
Government	783,857	787,552
Corporate	1,107,515	1,112,386
Preferred shares	500	512
Common shares	253,551	297,725
Financed premiums	80,914	80,914

	$2,512,052	$2,564,589

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
For the six months ended June 30, 2004 and 2003
(In thousands of Canadian dollars)

2.        Underwriting Results:

            The underwriting results for the Company's operations were as follows:

	Quarter to June 30:		6 months to June 30:
	2004	2003	2004	2003

Underwriting Profit (Loss)
Canada	$ 8,523	$(13,653)	$ 10,993	$(13,490)
U.S.	4,686	18,345	12,623	36,032

Total	$ 13,209	$ 4,692	$ 23,616	$ 22,542

Combined Ratio
Canada	94.7%	110.0%	96.5%	105.4%
U.S.	98.9%	96.2%	98.5%	96.1%

Total	97.7%	99.2%	98.0%	98.1%

Expense Ratio
Canada	25.1%	26.8%	25.5%	28.1%
U.S.	29.1%	28.6%	27.5%	27.1%

Total	28.0%	28.2%	27.0%	27.3%

Loss Ratio
Canada	69.6%	83.2%	71.0%	77.3%
U.S.	69.8%	67.6%	71.0%	69.0%

Total	69.7%	71.0%	71.0%	70.8%

Change in estimated unpaid claims for prior accident years (note 1):
Canada	$(11,170)	$(25,412)	$(10,754)	$(34,287)
U.S.	(12,233)	(25,391)	(19,136)	(34,453)

Total	$(23,403)	$(50,803)	$(29,890)	$(68,740)

As a % of net premiums earned (note 2):
Canada	6.9%	18.5%	3.4%	13.8%
U.S.	2.9%	5.2%	2.2%	3.7%

Total	4.0%	8.2%	2.6%	5.9%

As a % of unpaid claims (note 3):
Canada			2.0%	10.4%
U.S.			1.6%	4.3%

Total			1.8%	5.7%

Note 1 –	(Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results.

Note 2 –	Increase (decrease) in current financial year reported combined ratio.

Note 3 –	Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year.

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
As at June 30, 2004, December 31, 2003 and June 30, 2003
(In thousands of Canadian dollars, except for per share amount)

3.    Financial Strength:

        Some of the key indicators of the Company’s financial strength are as follows:

	June 30, 2004		December 31, 2003

Rolling four quarter calculations:
Net Premiums Written to Estimated Statutory Surplus Ratio	2.5	x	2.9	x
Interest Coverage Ratio	5.3	x	5.2	x
Total Bank and Senior Debt to Capitalization Ratio	24.9%		22.1%

4.    Selected Financial Information expressed in thousands of U.S. dollars, except for per share amounts

	Quarter to June 30:		6 months to June 30:
	2004	2003	2004	2003

Gross Premiums Written	$529,644	$448,005	$1,080,505	$913,954
Net Premiums Earned	442,034	441,855	895,581	804,242
Net Income	25,115	19,390	49,002	35,432
Earnings Per Share - diluted	$0.44	$0.39	$0.87	$0.72
Underwriting Profit	9,967	3,336	18,066	15,461
Book Value Per Share			$10.60	$8.97

The selected financial information disclosed above has been translated using a foreign exchange rate for the income statement of Canadian $1 = U.S. $0.7545 and Canadian $1 = U.S. $0.7112 for the quarter ended June 30, 2004 and 2003, respectively, and Canadian $1 = U.S. $0.7650 and Canadian $1 = U.S. $0.6859 for the six months ended June 30, 2004 and 2003, respectively. The book value per share was translated at the quarter end rate of Canadian $1 = U.S. $0.7460 and Canadian $1 = U.S. $0.7418 for June 30, 2004 and 2003, respectively. Readers should be cautioned as to the limited usefulness of the selected financial information presented above.

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CASHFLOWS
For the six months ended June 30, 2004 and 2003
(In thousands of Canadian dollars)

	Quarter to June 30:		6 months to June 30:
	2004	2003	2004	2003
	(unaudited)

Cash provided by (used in):
Operating activities:
Net income	$ 33,287	$ 27,264	$ 64,055	$ 51,658
Items not affecting cash:
Amortization	3,040	2,023	5,149	3,487
Future income taxes	5,117	(4,568)	9,428	(4,141)
Net realized gains	(9,357)	(9,477)	(16,127)	(8,789)
Amortization of bond premiums & discounts	9,288	3,084	16,064	5,681

	41,375	18,326	78,569	47,896
Net change in non-cash balances:	97,900	111,107	167,141	178,061

	139,275	129,433	245,710	225,957
Financing activities:
Increase of share capital, net	214	414	2,878	1,216
Increase (decrease) in bank indebtedness	21,655	(6,548)	(108,808)	8,743
Increase in senior unsecured indebtedness	2,389	--	169,521	--
Increase in subordinated indebtedness	--	44,458	--	44,458

	24,258	38,324	63,591	54,417
Investing activities:
Purchase of investments	(995,449)	(2,133,793)	(1,685,682)	(4,530,957)
Proceeds from sale of investments	819,369	1,859,049	1,340,144	4,109,862
Financed premiums receivable, net	(9,078)	(1,689)	(12,054)	(1,756)
Purchase of subsidiary, net of cash acquired	--	--	--	--
Net change to capital assets	(3,019)	(20,908)	(9,929)	(20,493)

	(188,177)	(297,341)	(367,521)	(443,344)
Increase (decrease) in cash during period	(24,644)	(129,584)	(58,220)	(162,970)
Cash, beginning of period	107,307	211,535	140,883	244,921

Cash, end of period	$ 82,663	$ 81,951	$ 82,663	$ 81,951

PRESIDENT’S MESSAGE TO SHAREHOLDERS

Dear Shareholders:

I am pleased to report to you record levels of net income and earnings per share for the second quarter and first six months of 2004.

For the three months ended June 30, 2004, net income increased 22% to $33.3 million, a new quarterly record, compared to $27.3 million reported in the second quarter of last year. Net income for the six month period was a record $64.1 million, an increase of 24% over the $51.7 million reported last year. Return on equity on an annualized basis was 17.2% for the quarter and 17.0% for the six months. Diluted earnings per share increased 7% to 59 cents for the quarter on 14% more shares outstanding, compared to 55 cents for the second quarter of 2003 last year. For the six month period, diluted earnings per share increased by 10% to $1.14 on 14% more shares outstanding than last year.

The combined ratio of 97.7% for the second quarter produced an underwriting profit of $13.2 million, compared with 99.2% and $4.7 million of underwriting profit reported in the second quarter of 2003. For the first half of 2004 the combined ratio improved to 98.0% compared with 98.1% in the first six months of 2003, which produced a record six month underwriting profit of $23.6 million ($22.5 million last year). The results of our Canadian operations are particularly pleasing with each Canadian subsidiary producing an underwriting profit in the quarter and for the year to date. The decisive actions that we have taken in Canada are leading to premium growth and improved underwriting results.

Investment income increased 26% to $24.1 million ($46.4 million year to date) compared with $19.2 million ($34.9 million year to date) for the second quarter of 2003. Realized gains amounted to $9.4 million compared with $9.5 million for the second quarter last year, and for the year to date were $16.1 million compared to $8.8 million last year. At June 30, 2004 24% of the fixed income portfolio matures in less than one year and 87% matures in less than five years. The current maturity profile of our fixed income portfolio should also allow us to grow our investment income should interest rates rise.

Book value per share increased by $1.58 or 13% since the beginning of the year to $14.21 at June 30, 2004, which is inclusive of the unrealized currency translation adjustment which increased book value per share by 45 cents for the year to date.

Outlook

We continue to see favourable insurance conditions in many of our markets and see good opportunities to grow our business. With interest rates continuing to be at low levels we believe this bodes well for the future underwriting profitability of many of our business segments. In all of our markets, we continue to focus on maintaining underwriting profitability and we plan to selectively grow in markets which are stable and which provide opportunities for profitable growth. We are well positioned to benefit from the favourable insurance conditions in many of our markets and a rising interest rate climate.

Sincerely,

/s/ William G. Star

William G. Star
President and Chief Executive Officer
Kingsway Financial Services Inc.

August 5, 2004

Management’s Discussion and Analysis
Results of Operations
For the Three and Six Month Periods Ended June 30, 2004 and 2003

The following management’s discussion and analysis (MD&A) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the second quarter of fiscal 2004 and 2003; with the MD&A set out on pages 17 to 54 in the Company’s 2003 Annual Report, including the section on risks and uncertainties; and with the notes to the interim consolidated financial statements for the second quarter of fiscal 2004 and the notes to the audited consolidated financial statements for fiscal 2003 set out on pages 55 to 73 of the Company’s 2003 Annual Report. (All dollar amounts are in Canadian dollars unless otherwise indicated).

For the three months ended June 30, 2004 and 2003

        Gross Premiums Written. During the second quarter of 2004, gross premiums written increased 11% to $702.0 million compared with $629.9 million in the second quarter last year. A significant portion of the Company’s operations and net assets are denominated in U.S. dollars whereas the Company reports in Canadian dollars. In the quarter, U.S. operations represented 68% of gross premiums written compared with 72% in the second quarter last year. Gross premiums written from U.S. operations increased 5% to $476.4 million compared with $453.9 million last year, whereas in source currency they increased by 8% to U.S.$350.6 million from U.S.$324.4 million in the second quarter last year. Gross premiums written from Canadian operations grew 28% to $225.6 million for the quarter compared to $176.0 million in Q2 last year.

        Net Premiums Written. Net premiums written decreased 8% to $556.0 million compared with $607.2 million for the second quarter of last year. Net premiums written from the U.S. operations decreased 18% to $360.0 million compared with $439.4 million last year. Net premiums written from the Canadian operations increased 17% to $196.0 million compared with $167.8 million in the second quarter of last year.

        During the quarter the Company entered into two quota-share reinsurance arrangements in Canada and the United States. Under these treaties the Company ceded $71.6 million of the unearned premiums at the beginning of the quarter and $66.1 million of net premiums written in the quarter to reinsurers rated A+ or better by A.M. Best. As a result, the rolling four quarter net premiums written to surplus ratio declined from 2.8x at March 31, 2004 to 2.5x at June 30, 2004. Under both these treaties the Company has the option to vary the amount of premiums ceded in any quarter, which provides flexibility in managing premium leverage.

        Net Premiums Earned. Net premiums earned were $585.9 million for the quarter, compared with $621.3 million for the second quarter last year. The effect of the quota-share reinsurance arrangements entered into during the second quarter reduced net premiums earned by $61.4 million. Excluding the effect of the quota-share reinsurance arrangements, net premiums earned increased 4% in the second quarter compared to the second quarter of 2003. For U.S. operations, net premiums earned decreased to $424.7 million compared with $484.2 million in the second quarter of 2003. Net premiums earned from Canadian operations increased by 18% to $161.2 million compared with $137.1 million last year.

        Investment Income. Investment income increased 26% to $24.1 million compared with $19.2 million for the second quarter of 2003.

        Net Realized Gains. Net realized gains amounted to $9.4 million ($7.9 million after tax) compared with net realized gains of $9.5 million ($8.6 million after tax) in the second quarter of 2003. During the quarter, realized losses of $0.2 million were recognized for adjustments to the carrying value for declines in market value considered other than temporary on investments still held compared to $nil in the same quarter last year.

        Claims Incurred. Our claims ratio for the second quarter of 2004 was 69.7%, compared to 71.0% to last year. The claims ratio for the U.S. operations was 69.8% compared with 67.6% for the second quarter of 2003. The slight deterioration in the U.S. operations claims ratio is a reflection of the change in the mix of the business. The claims ratio for the Canadian operations improved to 69.6% compared to 83.2% in the second quarter of last year and 72.4% for the first quarter of 2004 as a result of the improvement in our Ontario automobile results.

        The results for the quarter include increases in the provision for unpaid claims occurring prior to December 31, 2003 of approximately $23.4 million ($15.3 million after tax) compared with $50.8 million ($33.8 million after tax) in the second quarter of 2003. These increases represent 4.0% of the net premiums earned in the quarter compared with 8.2% in the second quarter of 2003. For the U.S. operations theses increases represented 2.9% of net premiums earned in the quarter compared to 5.2% for the second quarter of 2003. For the Canadian operations these increases represented 6.9% of net premiums earned for the second quarter of 2004 compared to 18.5% in the same period of last year.

        Underwriting Expenses. The combined ratio of 97.7% for the second quarter produced a record second quarter underwriting profit of $13.2 million, compared with the combined ratio of 99.2% and $4.7 million underwriting profit reported in the second quarter of 2003. For the quarter, the U.S. operations combined ratio was 98.9% (96.2% Q2 last year) and for the Canadian operations improved to 94.7% (110.0% Q2 last year). The Canadian operations continued to show improvement in its expense ratio due to the commission actions previously taken to reduce commissions paid on its non-standard automobile product in both the Ontario and Alberta markets, as well as rate increases and fraud controls implemented in 2003.

        As a result of entering into the quota-share reinsurance arrangements during the quarter, underwriting profit was reduced by $2.4 million and the combined ratio was increased by 0.2% for the second quarter.

        Interest Expense. Interest expense in the second quarter of 2004 was $6.0 million, compared to $5.0 million for the second quarter of 2003 reflecting the increase in interest payment obligations on the U.S.$90.5 million of subordinated indebtedness issued during late 2002 and 2003 as well as the U.S.$125 million 7.50% unsecured senior notes issued in January and March of 2004.

        Income Taxes. The income tax provision for the quarter was $7.2 million or 17.7% of income before income taxes compared with $0.8 million or 2.8% for the same period last year. The increase in the tax rate for the quarter is attributable to the improved profitability of the Canadian operations.

        Net Income and Earnings Per Share. Net income for the quarter was $33.3 million, a 22% increase over the $27.3 million reported in the second quarter last year. Diluted earnings per share increased 7% to 59 cents for the quarter on 14% more shares outstanding compared to 55 cents for the second quarter of 2003.

        As a result of entering into the quota-share reinsurance arrangements during the quarter, net income and earnings per share were reduced by $1.6 million and 3 cents, respectively for the second quarter.

        Currency. The Company reports in Canadian dollars, whereas 68% of its gross premiums for the quarter were generated from its U.S. operations. During 2003 the Canadian dollar appreciated against the U.S. dollar thereby affecting the comparability of results, however, there was a stabilizing of the exchanges rates for the quarter compared to the second quarter of 2003. When the Company’s results are translated into U.S. dollars, gross premiums written increased by 18%, net income by 30% and earnings per share by 13% compared to the second quarter of 2003.

For the six months ended June 30, 2004 and 2003

        Gross Premiums Written. For the year to date gross premiums written increased by 6% to $1.4 billion compared to $1.3 billion last year. A significant portion of the Company’s operations and net assets are denominated in U.S. dollars whereas the Company reports in Canadian dollars. In the first six months of 2004, U.S. operations represented 72% of gross premiums written compared with 77% in the first half last year. For the six months, gross premiums written by the U.S. operations were $1.0 billion and for the Canadian operations were $390.2 million, an increase of 29% over last year.

        Net Premiums Written. Net premiums written decreased 3% to $1.2 billion compared with $1.3 billion for the first six months of last year. Net premiums written from the U.S. operations decreased 10% to $887.2 million compared with $988.9 million last year. Net premiums written from the Canadian operations increased 24% to $353.0 million compared with $284.9 million for the first half of last year.

        During the second quarter the Company entered into two quota-share reinsurance arrangements in Canada and the United States. Under these treaties the Company ceded $71.6 million of the unearned premiums at the beginning of the quarter and $66.1 million of net premiums written in the quarter to reinsurers rated A+ or better by A.M. Best. As a result, the rolling four quarter net premiums written to surplus ratio declined from 2.9x at December 31, 2003 to 2.5x at June 30, 2004. Under both these treaties the Company has the option to vary the amount of premiums ceded in any quarter, which provides flexibility in managing premium leverage.

        Net Premiums Earned. Net premiums earned were $1.2 billion for the first six months of this year, compared with $1.2 billion last year. The effect of the quota-share reinsurance arrangements entered into during the second quarter reduced net premiums earned by $61.4 million for the six months of 2004. For U.S. operations, net premiums earned decreased 7% to $854.4 million in the first six months compared with $923.3 million in the first half of 2003 and Canadian operations increased by 27% to $316.3 million compared with $249.2 million last year.

        Investment Income. Investment income increased 33% to $46.4 million compared with $34.9 million for the first six months last year.

        Net Realized Gains. Net realized gains amounted to $16.1 million ($13.2 million after tax) year to date compared with net realized gains of $8.8 million ($9.1 million after tax) for the same period last year. For the six months of 2004, realized losses of $0.2 million were recognized for adjustments to the carrying value for declines in market value considered other than temporary on investments still held compared to $2.6 million in the same period last year.

        Claims Incurred. Our claims ratio for the first six months of 2004 was 71.0%, compared to 70.8% to last year. The claims ratio for the U.S. operations was 71.0% compared with 69.0% for the first six months of 2003. The claims ratio for the Canadian operations improved to 71.0% compared to 77.3% last year and 72.4% for the first quarter of 2004 as a result of the improvement in our Ontario automobile results.

        The results for the six months of 2004 include increases in the provision for unpaid claims occurring prior to December 31, 2003 of approximately $29.9 million ($19.6 million after tax) compared with $68.7 million ($45.7 million after tax) for the six months of 2003. These increases represent 2.6% of the net premiums earned in the six months of 2004 compared with 5.9% for first half of last year. The increases also represent 1.8% of the unpaid claims recorded as at December 31, 2003 compared with 5.7% for the same period in 2003. For the U.S. operations these increases represented 2.2% of the net premiums earned for the six months of 2004 compared to 3.7% for the same period of 2003. For the Canadian operations these increases represented 3.4% of net premiums earned for the first half of 2004 compared to 13.8% for the same period of last year.

        The Company continued to increase its estimated provision for incurred but not reported claims (IBNR) and specific estimates for each individual claim based on historical settlement patterns (case reserves) and growth in earned premiums. During the six months ended June 30, 2004, the IBNR provision was increased by $76 million or 10% to $822.5 million and the case reserves were increased 23% to $1,132.4 million. The IBNR provision represents 42% of the total unpaid claims provision as at June 30, 2004.

        Underwriting Expenses. The combined ratio improved to 98.0% compared with 98.1% in the first six months of 2003, which produced a six month underwriting profit of $23.6 million compared with $22.5 million in the first half of last year. For the six months, the U.S. operations combined ratio was 98.5% (96.1% last year) and for the Canadian operations improved to 96.5% (105.4% last year). The Canadian operations continued to show improvement in its expense ratio due to the commission actions previously taken to reduce commissions paid on its non-standard automobile product in both the Ontario and Alberta markets, as well as rate increases and fraud controls implemented in 2003.

        As a result of entering into the quota-share reinsurance arrangements during the quarter, underwriting profit was reduced by $2.4 million and the combined ratio increased by 0.1% for the year to date results.

        Interest Expense. Interest expense for the first six months of 2004 was $12.9 million, compared to $9.5 million last year, reflecting the increase in the interest payment obligations on the U.S.$90.5 million of subordinated indebtedness issued during late 2002 and 2003 as well as the U.S.$125 million 7.50% unsecured senior notes issued in January and March of 2004.

        Income Taxes. The income tax provision for the six months was $8.8 million or 12.1% of income before income taxes year to date compared with $4.7 million or 8.3% year to date for the same period last year. The increase in the tax rate for the six months is attributable to the improved profitability of the Canadian operations.

        Net Income and Earnings Per Share. Net income for the six months was $64.1 million, a 24% increase over the $51.7 million reported last year. Diluted earnings per share increased 10% to $1.14 for the six months on 14% more shares outstanding compared to $1.04 cents for the same period last year.

        As a result of entering into the quota-share arrangements during the quarter, net income and earnings per share were reduced by $1.6 million and 3 cents, respectively for the year to date results.

        Book Value Per Share and Return on Equity. For the six months, shareholders’ equity was increased by $25.7 million and book value per share by 45 cents as a result of the change in the unrealized currency translation adjustment. As a result of this and the earnings in the quarter, book value per share increased by 13% or $1.58 to $14.21 from $12.63 at December 31, 2003. Our annualized return on equity was 17.0% for the six months of 2004 compared to 17.2% for the same period last year.

        Balance Sheet. Total assets as at June 30, 2004 grew to $4.2 billion. The investment portfolio, including cash and accrued investment income, increased to $3,071.4 million (market value $3,095.2 million), compared to $2,674.1 million (market value $2,726.7 million) as at December 31, 2003. Net unrealized gains on the investment portfolio were $23.8 million (42 cents per share outstanding) at June 30, 2004 compared with $52.5 million (94 cents per share outstanding) at the end of 2003. The upwards movement in interest rates during the quarter had the effect of decreasing the net unrealized gains on the portfolio, however the portfolio continues to be positioned to take advantage of interest rate increases due to the very short maturity profile. At June 30, 2004 24% of the fixed income portfolio matures in less than one year and 63% after one year and in less than five years. Unearned premiums as at June 30, 2004 grew to $935.9 million, an increase of 21% over the $776.5 million reported at the end of 2003.

         Currency. The Company reports in Canadian dollars, whereas 72% of its gross premiums for the six months of 2004 were generated from its U.S. operations. During 2003 the Canadian dollar appreciated against the U.S. dollar thereby affecting the comparability of results. The supplemental information contained in this shareholders’ report contains selected financial information expressed in U.S. dollars. For the six month period to June 30, 2004 gross premiums written increased 18% to U.S.$1.1 billion, net income and earnings per share increased by 38% and 21% to U.S.$49.0 million and U.S.$0.87, respectively, compared to the six months of 2003. Book value per share grew by 18% from a year ago to U.S.$10.60.

        Effective January 1, 2005, the Company will change its reporting currency from Canadian dollars to U.S. dollars and this change will be accounted for on a prospective basis.

         Contractual Obligations. Information concerning contractual obligations as at June 30, 2004 is shown below:

(in thousands of Canadian dollars)

Payments Due by Period

	2004	2005 & 2006	2007	2008	Thereafter	Total

Bank indebtedness	$48,691	$ --	$ --	$ --	$ --	$ 48,691
Senior unsecured debentures	--	--	78,000	--	167,550	245,550
Subordinated indebtedness	--	--	--	--	121,306	121,306
Other liabilities	6,549	--	--	--	--	6,549

Total	$55,240	$ --	$78,000	$ --	$288,856	$422,096

For further details on the Company’s long term debt and interest obligations, refer to note 11 to the Company’s 2003 audited consolidated financial statements and page 44 of the 2003 Annual Report which sets out the Company’s contractual obligations as at December 31, 2003.

        Liquidity and Capital Resources. During the first six months of 2004, the net cash provided from operations was $245.7 million compared to $226.0 million last year which increased our investment portfolio. The Company believes that the cash generated from the operating activities and the dividend paying capacity of the insurance and reinsurance subsidiaries will be sufficient to meet our ongoing cash requirements, including interest payment obligations. Net cash provided by financing activities during the six months of 2004 was $63.6 million compared to $54.4 million for the same period last year. The dividend paying capacity is further described on page 44 of the Company’s Annual Report. As discussed on page 43 of the Company’s Annual Report, the proceeds from U.S.$125 million 7.50% unsecured senior notes due 2014 were used to repay existing bank indebtedness. During the first quarter of 2004, the Company entered into a $150 million revolving credit facility to replace the U.S.$100 million and $66.5 million facilities. As of June 30, 2004 $48.7 million had been drawn on this facility. The terms and conditions are further described on page 43 of the Company’s Annual Report. As of June 30, 2004 the Company was in compliance with all of the covenant requirements of the credit facility and we expect to remain in compliance for the remainder of the term of this facility.

        Off-Balance Sheet Financing. The Company does not engage in any off-balance sheet financing arrangements.

        Summary of Quarterly Results. The following table presents our financial results over the previous eight quarters:

	2004		2003				2002

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Gross premiums written	$701,980	$710,445	$651,583	$652,751	$629,928	$702,560	$600,081	$605,566

Net premiums earned	585,864	584,830	617,642	591,807	621,280	551,255	548,701	479,407

Total revenue	619,285	613,929	668,210	630,916	649,926	566,333	567,857	505,297

Net income	33,287	30,768	17,992	15,633	27,264	24,394	25,398	21,653

Earnings per share
Basic	$0.59	$0.55	$0.32	$0.28	$0.56	$0.50	$0.52	$0.44
Diluted	0.59	0.55	0.32	0.28	0.55	0.49	0.51	0.44

Forward Looking Statements

This shareholders' report includes "forward looking statements" that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its 2003 Annual Report under the heading Risks and Uncertainties in the Management's Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three and six months ended June 30, 2004 and 2003
(In thousands of Canadian dollars, except for per share amounts)

	Quarter to June 30:		6 months to June 30:
	2004	2003	2004	2003
	(unaudited)

Gross premiums written	$701,980	$ 629,928	$1,412,425	$1,332,488

Net premiums written	$556,017	$ 607,192	$1,240,098	$1,273,855

Revenue:
Net premiums earned	$585,864	$ 621,280	$1,170,694	$1,172,535
Investment income	24,064	19,169	46,393	34,935
Net realized gains	9,357	9,477	16,127	8,789

	619,285	649,926	1,233,214	1,216,259
Expenses:
Claims incurred	408,601	441,451	830,807	830,115
Commissions and premium taxes	115,796	141,144	226,351	255,453
General and administrative expenses	48,258	33,993	89,920	64,425
Interest expense	6,001	5,048	12,931	9,510
Amortization of intangibles	180	214	355	444

	578,836	621,850	1,160,364	1,159,947

Income before income taxes	40,449	28,076	72,850	56,312
Income taxes	7,162	812	8,795	4,654

Net income	$ 33,287	$ 27,264	$ 64,055	$ 51,658

Earnings per share:
Basic:	$0.59	$0.56	$1.14	$1.06
Diluted:	$0.59	$0.55	$1.14	$1.04
Weighted average shares outstanding:
Basic:	56,160	48,931	56,063	48,880
Diluted:	56,488	49,531	56,417	49,507

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	June 30 2004 (unaudited)	Dec. 31 2003

ASSETS
Cash	$ 82,663	$ 140,883
Investments	2,960,140	2,512,052
Accrued investment income	28,593	21,189
Accounts receivable and other assets	497,967	387,052
Due from reinsurers and other insurers	217,506	176,295
Deferred policy acquisition costs	200,919	167,960
Income taxes recoverable	13,195	--
Future income taxes	64,693	72,184
Capital assets	75,442	66,981
Goodwill and intangible assets	89,435	85,840

	$4,230,553	$3,630,436

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Bank indebtedness	$ 48,691	$ 153,895
Accounts payable and accrued liabilities	125,861	128,797
Income taxes payable	--	2,589
Unearned premiums	935,879	776,481
Unpaid claims	1,954,952	1,669,734
Senior unsecured indebtedness	245,550	78,000
Subordinated indebtedness	121,306	115,981

	3,432,239	2,925,477

SHAREHOLDERS' EQUITY
Share capital	471,546	468,668
Issued and outstanding number of common shares
56,169,663 - June 30, 2004
55,829,794 - December 31, 2003
Contributed surplus	1,446	678
Currency translation adjustment	(68,659)	(94,313)
Retained earnings	393,981	329,926

	798,314	704,959

	$4,230,553	$3,630,436

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
For the six months ended June 30, 2004 and 2003
(In thousands of Canadian dollars)

	2004	2003
	(unaudited)

Retained earnings, beginning of period	$329,926	$244,643
Net income for the period	64,055	51,658

Retained earnings, end of period	$393,981	$296,301

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CASHFLOWS
For the three and six months ended June 30, 2004 and 2003
(In thousands of Canadian dollars)

	Quarter to June 30:		6 months to June 30:
	2004	2003	2004	2003
	(unaudited)

Cash provided by (used in):
Operating activities:
Net income	$ 33,287	$ 27,264	$ 64,055	$ 51,658
Items not affecting cash:
Amortization	3,040	2,023	5,149	3,487
Future income taxes	5,117	(4,568)	9,428	(4,141)
Net realized gains	(9,357)	(9,477)	(16,127)	(8,789)
Amortization of bond premiums & discounts	9,288	3,084	16,064	5,681

	41,375	18,326	78,569	47,896
Net change in non-cash balances:	97,900	111,107	167,141	178,061

	139,275	129,433	245,710	225,957
Financing activities:
Increase of share capital, net	214	414	2,878	1,216
Increase (decrease) in bank indebtedness	21,655	(6,548)	(108,808)	8,743
Increase in senior unsecured indebtedness	2,389	--	169,521	--
Increase in subordinated indebtedness	--	44,458	--	44,458

	24,258	38,324	63,591	54,417
Investing activities:
Purchase of investments	(995,449)	(2,133,793)	(1,685,682)	(4,530,957)
Proceeds from sale of investments	819,369	1,859,049	1,340,144	4,109,862
Financed premiums receivable, net	(9,078)	(1,689)	(12,054)	(1,756)
Purchase of subsidiary, net of cash acquired	--	--	--	--
Net change to capital assets	(3,019)	(20,908)	(9,929)	(20,493)

	(188,177)	(297,341)	(367,521)	(443,344)
Dcrease in cash during period	(24,644)	(129,584)	(58,220)	(162,970)
Cash, beginning of period	107,307	211,535	140,883	244,921

Cash, end of period	$ 82,663	$ 81,951	$ 82,663	$ 81,951

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 and 2003
(Unaudited – tabular amounts in thousands of Canadian dollars)

1.	Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the Company’s consolidated financial statements for the year ended December 31, 2003. These interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2003 as set out on pages 55 to 73 of the Company’s 2003 Annual Report. The results of the operations for the interim periods are not necessarily indicative of the full-year results.

2.	Stock-based compensation

As reported on pages 62 of the Company’s 2003 Annual Report, effective January 1, 2003 the Company adopted on a prospective basis the fair-value method of accounting for stock-based compensation awards granted to employees and non-employee directors. During the second quarter 2004, the Company recorded $420,000 ($769,000 year to date) of stock-based compensation expense included in employee compensation expense.

For stock options granted in prior years, the pro forma disclosures of net income and earnings per share as if the Company had measured the additional compensation element of stock options granted based on the fair value on the date of grant are as follows:

	Three months ended June 30,

	2004	2003

Net income
As reported	$33,287	$27,264
Pro forma	32,832	26,684
Basic earnings per share
As reported	$ 0.59	$ 0.56
Pro forma	0.58	0.55
Diluted earnings per share
As reported	$ 0.59	$ 0.55
Pro forma	0.58	0.54

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 and 2003
(Unaudited – tabular amounts in thousands of Canadian dollars)

2.	Stock-based compensation - continued:

	Six months ended June 30,
	2004	2003

Net income
As reported	$64,055	$51,658
Pro forma	63,074	50,498
Basic earnings per share
As reported	$ 1.14	$ 1.06
Pro forma	1.13	1.03
Diluted earnings per share
As reported	$ 1.14	$ 1.04
Pro forma	1.12	1.02

The per share weighted average fair value of options granted during 2004 and 2003 was $3.79 and $6.11, respectively. The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	As at June 30

	2004	2003

Risk-free interest rate	4.34%		5.44%
Dividend yield	0.0%		0.0%
Volatility of the expected market price of the Company's common shares	45.7%		56.0%
Expected option life (in years)	4.7	years	5.5	years

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. As the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company’s employee stock options.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 and 2003
(Unaudited – tabular amounts in thousands of Canadian dollars)

3.	Segmented information

The Company provides property and casualty insurance and other insurance related services in three reportable segments, Canada, the United States and corporate and other insurance related services. The Company’s Canadian and United States segments include transactions with the Company’s reinsurance subsidiaries. At the present time, other insurance related services are not significant. Results for the Company’s operating segments are based on the Company’s internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements.

	Three Months ended June 30, 2004

	Canada	United States	Corporate and Other	Total

Gross premiums written	$225,576	$476,404	$ --	$701,980
Net premiums earned	161,166	424,698	--	585,864
Investment income	9,369	14,597	98	24,064
Net realized gains	2,048	7,309	--	9,357
Interest expense	--	4,236	1,765	6,001
Amortization of capital assets	195	1,637	295	2,127
Amortization of intangible assets	--	180	--	180
Net income tax expense (recovery)	4,602	870	1,690	7,162
Net income (loss)	14,043	21,307	(2,063)	33,287

Underwriting profit	8,523	4,686	--	13,209

Claims ratio	69.6%	69.8%	--	69.7%
Expense ratio	25.1%	29.1%	--	28.0%
Combined ratio	94.7%	98.9%	--	97.7%

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 and 2003
(Unaudited – tabular amounts in thousands of Canadian dollars)

3.	Segmented information - continued

	Three Months ended June 30, 2003

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 176,069	$453,859	$ --	$629,928
Net premiums earned	137,086	484,194	--	621,280
Investment income	7,080	11,960	129	19,169
Net realized gains (losses)	(211)	9,688	--	9,477
Interest expense	--	2,962	2,086	5,048
Amortization of capital assets	188	1,402	330	1,920
Amortization of intangible assets	--	214	--	214
Net income tax expense (recovery)	(3,748)	5,020	(460)	812
Net income (loss)	(5,000)	31,798	466	27,264

Underwriting profit (loss)	(13,653)	18,345	--	4,692

Claims ratio	83.2%	67.6%	--	71.0%
Expense ratio	26.8%	28.6%	--	28.2%
Combined ratio	110.0%	96.2%	--	99.2%

	Six Months ended June 30, 2004

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 390,180	$ 1,022,245	$ --	$1,412,425
Net premiums earned	316,323	854,371	--	1,170,694
Investment income	19,189	27,146	58	46,393
Net realized gains	4,396	11,714	17	16,127
Interest expense	--	9,215	3,716	12,931
Amortization of capital assets	386	3,196	572	4,154
Amortization of intangible assets	--	355	--	355
Net income tax
Net income tax expense (recovery)	7,549	(684)	1,930	8,795
Net income (loss)	24,210	42,598	(2,753)	64,055

Total assets	$1,301,414	$ 2,894,454	$ 34,685	$4,230,553
Underwriting profit	10,993	12,623	--	23,616

Claims ratio	71.0%	71.0%	--	71.0%
Expense ratio	25.5%	27.5%	--	27.0%
Combined ratio	96.5%	98.5%	--	98.0%

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 and 2003
(Unaudited – tabular amounts in thousands of Canadian dollars)

3.	Segmented information - continued:

	Six Months ended June 30, 2003

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 303,077	$1,029,411	$ --	$1,332,488
Net premiums earned	249,266	923,269	--	1,172,535
Investment income	13,123	21,656	156	34,935
Net realized gains (losses)	(1,122)	9,913	(2)	8,789
Interest expense	--	5,426	4,084	9,510
Amortization of capital assets	364	2,728	637	3,729
Amortization of intangible assets	--	444	--	444
Net income tax expense (recovery)	(2,784)	7,658	(220)	4,654
Net income (loss)	(2,008)	54,074	(408)	51,658

Total assets	$ 967,716	$2,126,610	$ 20,844	$3,115,170

Underwriting profit (loss)	(13,490)	36,032	--	22,542
Claims ratio	77.3%	69.0%	--	70.8%
Expense ratio	28.1%	27.1%	--	27.3%
Combined ratio	105.4%	96.1%	--	98.1%

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 and 2003
(Unaudited – tabular amounts in thousands of Canadian dollars)

3.	Segmented information - continued:

	Quarter to June 30:		6 months to June 30:
	2004	2003	2004	2003

Change in estimated unpaid claims
for prior accident years (note 1):
Canada	$(11,170)	$(25,412)	$(10,754)	$(34,287)
U.S.	(12,233)	(25,391)	(19,136)	(34,453)

Total	$(23,403)	$(50,803)	$(29,890)	$(68,740)

As a % of net premiums earned (note 2):
Canada	6.9%	18.5%	3.4%	13.8%
U.S.	2.9%	5.2%	2.2%	3.7%

Total	4.0%	8.2%	2.6%	5.9%

As a % of unpaid claims (note 3):
Canada			2.0%	10.4%
U.S.			1.6%	4.3%

Total			1.8%	5.7%

Note 1 – (Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results.

Note 2 – Increase (decrease) in current financial year reported combined ratio.

Note 3 – Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 and 2003
(Unaudited – tabular amounts in thousands of Canadian dollars)

4.	Investments

The carrying amounts and fair values of investments are summarized below:

	June 30, 2004

	Carrying Amount	Fair Value

Term deposits	$ 335,444	$ 335,034
Bonds:
Government	909,923	904,013
Corporate	1,320,246	1,306,892
Preferred shares	1,000	938
Common shares	299,490	343,013
Financed premiums	94,037	94,037

	$2,960,140	$2,983,927

	December 31, 2003

	Carrying Amount	Fair Value

Term deposits	$ 285,715	$ 285,500
Bonds:
Government	783,857	787,552
Corporate	1,107,515	1,112,386
Preferred shares	500	512
Common shares	253,551	297,725
Financed premiums	80,914	80,914

	$2,512,052	$2,564,589

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION
As at June 30, 2004, December 31, 2003 and June 30, 2003
(Unaudited)

Financial Strength Indicators:

Some of the key indicators of the Company's financial strength are as follows:

	June 30, 2004		December 31, 2003

Rolling four quarter calculations:

Net Premiums Written to Estimated Statutory Surplus Ratio	2.5	x	2.9	x

Interest Coverage Ratio	5.3	x	5.2	x

Total Bank and Senior Debt to Capitalization Ratio	24.9%		22.1%

Selected Financial Information expressed in thousands of U.S. dollars, except for per share amounts

	Quarter to June 30:		6 months to June 30:
	2004	2003	2004	2003

Gross Premiums Written	$529,644	$448,005	$1,080,505	$913,954

Net Premiums Earned	442,034	441,855	895,581	804,242

Net Income	25,115	19,390	49,002	35,432

Earnings Per Share - diluted	$0.44	$0.39	$0.87	$0.72

Underwriting Profit	9,967	3,336	18,066	15,461

Book Value Per Share			$10.60	$8.97

The selected financial information disclosed above has been translated using a foreign exchange rate for the income statement of Canadian $1 = U.S. $0.7545 and Canadian $1 = U.S. $0.7112 for the quarter ended June 30, 2004 and 2003, respectively, and Canadian $1 = U.S. $0.7650 and Canadian $1 = U.S. $0.6859 for the six months ended June 30, 2004 and 2003, respectively. The book value per share was translated at the quarter end rate of Canadian $1 = U.S. $0.7460 and Canadian $1 = U.S. $0.7418 for June 30, 2004 and 2003, respectively. Readers should be cautioned as to the limited usefulness of the selected financial information presented above.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, William G. Star, President and Chief Executive Officer of Kingsway Financial Services Inc, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kingsway Financial Services Inc., (the issuer) for the interim period ending June 30, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respect the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 5, 2004

/s/ William G. Star
William G. Star
President and Chief Executive Officer

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, W. Shaun Jackson, Executive Vice President and Chief Financial Officer of Kingsway Financial Services Inc, certify that:

4.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kingsway Financial Services Inc., (the issuer) for the interim period ending June 30, 2004;

5.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respect the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 5, 2004

/s/ W. Shaun Jackson
W. Shaun Jackson
Executive Vice President and Chief Financial Officer